SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of July 2006
_________________

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated July 3, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD
(Registrant)
By:
Name: Lea Katz
Title: Corporate Secretary

Dated: July 3, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated July 3, 2006

EXHIBIT 1

N E W S

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

AMERICAN ISRAELI PAPER MILLS LTD. REPORTS TURKISH GOVERNMENT
CHANGES CORPORATE TAX RATE AND WITHHOLDING TAX REQUIREMENTS

Hadera, Israel, July 3,2006….American Israeli Paper Mills Ltd. (ASE:AIP) (the “Company” or “AIPM”) announced today that Kimberly-Clark Turkey (“KCTR”), a subsidiary of Hogla-Kimberly Ltd. (associated company) in Turkey, has reported that the Turkish Government recently reduced the corporate tax rate in Turkey from 30% to 20% and has also eliminated the withholding tax requirement on dividends paid to foreign investors.

In the long term, the decrease of tax rates in Turkey may have a positive effect on the financial results. Nevertheless, since KCTR recorded a tax asset on account of carryover losses created as part of its corporate reorganization in Turkey, the decrease of tax rates in Turkey will adversely affect its results of operations in the second quarter of this year. In addition, KCTR operations have been affected by the sharp depreciation of the Turkish lira, that amounted to 19 % in the second quarter.

Due to the reduction in the exposure to the US dollar by KCTR during the last year, the impact of such depreciation has been minimized. KCTR is currently continuing to launch the international brands Huggies® and Kotex® in the Turkish market and its expansion of its business operations.

As reported in the past, in light of the growth potential in the Turkish market, Hogla-Kimberly is analyzing plans for additional investments in the expansion of its operations in Turkey. These plans have yet to be fully formulated and approved by the Company’s organs.

The Company estimates that the above-related events at KCTR will result in a reduction in the Company’s net income for the second quarter of this year of approximately NIS 8.5 million.

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